SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the month of September 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Ad Hoc Disclosure

The ad hoc disclosure filed by the registrant with the Deutsche Böerse (Frankfurt Stock Exchange) on September 18, 2003, regarding the registrant’s proposed placement of a €110 million bond, is attached to this report as Appendix A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: September 19, 2003	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

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APPENDIX A

IFCO Systems N.V. plans placement of 110 million Euro bond

Ad-hoc-announcement transmitted by DGAP.

The issuer is solely responsible for the content of this announcement.

IFCO Systems N.V. plans placement of 110 million Euro bond Amsterdam, September 18th, 2003—IFCO Systems N.V. announced today, that its board of Directors has passed a resolution for the placement of a 110 million Euro bond with a maturity in 2010. Deutsche Bank London will act as the sole book runner. IFCO Systems intends to list the planned bond on the Luxembourg Stock Exchange.

The proceeds of the planned issue will be used to refinance IFCO’s existing senior credit facility as well as provide the company with additional cash resources.

This announcement does not contain or constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that could be obtained from the issuer and that would contain detailed information about the issuer and management, including financial statements. However, no public offering of securities in the United States is currently contemplated and the company does not intend to register any portion of the offering in the United States.

This announcement and the information contained herein are not for publication, distribution or release in or into the United States.

end of ad-hoc-announcement